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AB* 3/16

07004582

ISSION


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH, D.C.
210

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 654 64

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COLCHESTER PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 FEDERAL STREET
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC ANDREW 617-542-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YOSHIDA & SOKOLSKI, PC
(Name – *if individual, state last, first, middle name*)

20 BURLINGTON MALL ROAD, BURLINGTON, MA 01803
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, ERIC ANDREW swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

COLCHESTER PARTNERS, LLC , as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP / FINOP / MEMBER
Title

Janeal Ramsey
Notary Public


JANEAL RAMSEY
Notary Public
Commonwealth of Massachusetts
My Commission Expires December 5, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLCHESTER PARTNERS, LLC

TABLE OF CONTENTS

DECEMBER 31, 2006 AND 2005

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Notes to the Statements of Financial Condition	3 - 5



Yoshida & Sokolski, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Colchester Partners, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Colchester Partners, LLC as of December 31, 2006 and 2005. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of Colchester Partners, LLC as of December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Yoshida & Sokolski, P.C.

January 23, 2007

20 Burlington Mall Road • Burlington, Massachusetts 01803 • (781) 273-1010 • Fax: (781) 270-9592 • www.yoshcpa.com

COLCHESTER PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Cash	$ 728,785	$ 692,228
Receivables from customers	76,220	383,416
Investments	72	72
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $54,319 and $38,706	32,228	38,302
Other assets	23,025	23,025
TOTAL ASSETS	$ 860,330	$ 1,137,043

LIABILITIES AND MEMBERS' EQUITY

	2006	2005
Accounts payable, accrued expenses and other liabilities	$ 4,000	$ 4,000
Members' equity	856,330	1,133,043
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 860,330	$ 1,137,043

The accompanying notes are an integral part of these financial statements.

COLCHESTER PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

NOTE 1 *NATURE OF BUSINESS*

Colchester Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of National Association of Securities Dealers ("NASD"). The Company is an investment banking and strategic advisory firm organized to serve the needs of investment management organizations and their professionals throughout the United States of America.

NOTE 2 *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates in the Preparation of the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the individual income tax returns of its members based upon their percentage of ownership. Consequently, no provision for income taxes is required in the accompanying financial statements.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of receivables from customers. Concentration of credit risk related to receivables from customers is limited due to a client base of companies and individuals with high net worth. The Company maintains continuing credit evaluations of its clients' financial condition. No collateral is required for accounts receivable balances.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

COLCHESTER PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION (CONTINUED)

DECEMBER 31, 2006 AND 2005

NOTE 2 *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives range from five to seven years.

NOTE 3 *RECEIVABLE FROM CUSTOMERS*

The Company carries its receivable from customers at cost less an allowance for doubtful accounts. Receivable from customers are not collateralized. On a periodic basis, the Company evaluates its receivable from customers and establishes an allowance if deemed necessary, based on its history of past write-offs, collections, current condition and age of the receivable. Management believes no allowance at December 31, 2006 and 2005 is necessary.

NOTE 4 *SIGNIFICANT CUSTOMERS*

In 2006, five clients represented 94% of the receivable balance and 64% of advisory fees from customers for the year.

In 2005, four clients represented 86% of the receivable balance and 58% of advisory fees from customers for the year.

NOTE 5 *NET CAPITAL REQUIREMENTS*

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under Appendix E to SEC Rule 15c3-1, the Company is required to maintain a net capital requirement of no less than $5,000.

At December 31, 2006 and 2005, the Company had net capital of $724,785 and $688,228, respectively, which was in excess of its required net capital of $5,000 by $719,785 in 2006 and $683,228 in 2005. The Company's aggregate indebtedness to net capital at December 31, 2006 and 2005 is 1%.

COLCHESTER PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION (CONTINUED)

DECEMBER 31, 2006 AND 2005

NOTE 6 *RECEIVABLES FROM CUSTOMERS*

Included in receivables from customers are amounts that will be received in installments. The installments are interest free and unsecured. The aging of receivables from customers at December 31, 2006 and 2005 are as follows:

	2006	*2005*
Receivables from customers	$ 76,220	$ 383,416
Less: amounts due in less than one year	(76,220)	(383,416)
Amounts due in more than one year	$ -	$ -

NOTE 7 *INVESTMENTS*

The investment is in a minority interest of a Limited Liability Company valued at cost.

END